By EDGAR Electronic Transmission
June 21, 2010
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Belo Corp.
Form 10-K for the year ended December 31, 2009
Filed March 12, 2010

Definitive Proxy Statement on Schedule 14-A
Filed March 26, 2010
File No. 001-08598

Request for Extension to Respond to Comment Letter dated June 10, 2010
Dear Mr. Spirgel:
We received your comment letter dated June 10, 2010 on the above-referenced filings. As discussed with John Zitko today, we will respond to your comment letter on or before July 2, 2010.
Respectfully submitted,
Belo Corp.
/s/ R. Coleman

By:	Russell F. Coleman Senior Vice President/General Counsel